                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*

                                Telemonde, Inc.
                               (Name of Issuer)

                   Common Stock, $0.001 Par Value Per Share
                        (Title of Class of Securities)

                                  87943G 10 1
                                (CUSIP Number)

                            Neal Collier, Director
                          Intelecom Corporation Inc.
                         P.O. Box 63, 1 Rue du Bugnon
                          1299 Crans Vaad Switzerland
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                              September 29, 1999
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87943G 101
         -------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Intelecom Corporation Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          29,260,000*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          29,260,000*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,260,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      43.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

*These figures are accurate as of the date of the event which required the filing of this Schedule 13D. See Item 5 for figures as of the date of filing.

                                 SCHEDULE 13D

Item 1.  Security and Issuer

         This statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, $.001 par value (the "Common Stock"), of Telemonde, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 230 Park Avenue, 10th Floor, New York, New York 10169.

Item 2.  Identity and Background

         This Schedule 13D is being filed by Intelecom Corporation Inc., a British Virgin Islands corporation ("Intelecom"). Intelecom was formed for the purpose of acquiring and holding shares of the Issuer. The principal executive offices of Intelecom are located at Lake Buildings, First Floor, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

         Intelecom is a wholly-owned subsidiary of Rhone Financial Indemnity Re Ltd., an Irish company ("Rhone"). The principal executive offices of Rhone are located at 19 Weir View, Lucan, County Dublin.

         The name, business address and present principal occupation or employment of the sole director and executive officer of Intelecom and Rhone is set forth in Appendix I hereto and is incorporated herein by reference. Such person's citizenship is also set forth on Appendix I hereto.

         During the last five years, neither Intelecom, Rhone, nor to the best of Intelecom's or Rhone's knowledge, the director and executive officer listed on Appendix I has been, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to a Share Sale Agreement, dated September 29, 1999, Intelecom purchased Twenty-Nine Million, Two Hundred and Sixty Thousand shares of the Common Stock of the Issuer from Rhone in exchange for consideration in the amount of Thirty-Two Million Nine Hundred and Seventeen Thousand Five Hundred Dollars and Zero Cents ($32,917,500.00) satisfied by the issue of common stock of Intelecom.

Item 4.  Purpose of Transaction

         Rhone operates as a holding company. Rhone was the founding shareholder and sole beneficial owner of Telemonde Investments Limited, a British Virgin Islands Company ("TIL"). On May 14, 1999, pursuant to a stock purchase agreement, all of the outstanding shares of TIL were acquired from Rhone by the Issuer (formerly Pac-Rim Consulting, Inc., a Nevada corporation), in exchange for 35,297,000 restricted shares of the Issuer. As part of this transaction, Rhone agreed to transfer to certain employees and affiliates of Telemonde (including Kevin Maxwell, Adam Bishop, Andrew Hedges, Nicholas Topham, Larry Trachtenberg and Harry Pomeroy) shares comprising at least a majority interest in Telemonde, leaving Rhone with an agreed-upon minority interest. To begin this reorganization, on September 29, 1999, Rhone sold all its common stock in Telemonde to Intelecom.

         The transfer of shares of Telemonde common stock from Rhone to the Telemonde employees and affiliates entitled to the shares under the agreement with Rhone will be completed in the following manner: Intelecom will grant the right to purchase shares of Telemonde common stock from Intelecom to an Employee Benefit Trust organized for the benefit of certain Telemonde employees (the "Trust"). Along with a number of other employees, Mr. Bishop, Mr. Hedges, Mr. Pomeroy, Mr. Topham and Mr. Trachtenberg would hold Telemonde shares through the Trust. As of the filing of this Schedule 13D, however, ownership in the shares held by Intelecom has not been transferred to the Trust. Intelecom will grant non-employees the right to purchase shares of Telemonde common stock directly from Intelecom, and, as of the date of this filing, has effected such sales of the Common Stock as set forth on Appendix II hereto and as incorporated herein by reference. These sales were transacted pursuant to Regulation S promulgated under the United States Securities Act of 1933, as amended.

         Mr. Maxwell, however, has informed Intelecom of his intention to purchase the 2,756,790 shares of Telemonde common stock to which he is entitled directly from Intelecom, instead of purchasing them through the Trust, and Intelecom has agreed to permit Mr. Maxwell to do so.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) At the time the Share Sale Agreement by and among Intelecom and Rhone was executed, Intelecom beneficially owned 29,260,000 shares of the Common Stock of the Issuer, which represented 43.8% of the issued and outstanding shares of the Common Stock. As of the filing of this Schedule 13D, Intelecom beneficially owns 14,119,312 shares of the Common Stock, which represents 13.6% of the issued and outstanding shares of the Common Stock. To the knowledge of Intelecom, the person listed on Appendix I hereto does not beneficially own any shares of the Common Stock or other securities of the Issuer. Intelecom has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.

         (c) Except as described in Appendix II hereto, neither Intelecom nor, to the knowledge of Intelecom, the person listed on Appendix I has executed transactions in the Common Stock during the past 60 days.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Intelecom.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

         Other than the proposed Employee Benefit Trust which has not yet been formed, Intelecom has not entered into any contract, agreement, understanding or relationship with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits:

        *1. Stock Purchase Agreement, dated May 14, 1999, by and among Pac-Rim Consulting, Inc., Thomas Gelfand, as principal of Pac-Rim, Telemonde Investments Limited, and Rhone Financial Indemnity Re Limited.

         2. Share Sale Agreement, dated September 29, 1999, between Intelecom Corporation Inc. and Rhone Financial Indemnity Re Limited.

Signatures

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 31 May 2001                   INTELECOM CORPORATION INC.
      ------------

                                     By: /s/ N. Collier for Eaton Trust Ltd.
                                         -----------------------------------

                                     Title: Director
                                            --------------------------------

* Previously filed as an exhibit to the Registration Statement on Form 10 for Telemonde, Inc., as filed with the SEC on November 15, 1999.

                                  Appendix I


Intelecom Corporation Inc. is incorporated in the British Virgin Islands with IBC No. 336496 and its registered office is located at:

Intelecom Corporation Inc.
Lake Building
1st Floor
Wickhams Cay 1
P O Box 3152
Road Town
Tortola, British Virgin Islands


Eaton Trust Limited is the Director of Intelecom Corporation Inc. Mr. Collier is a Director of Eaton Trust Limited and Rhone Financial Indemnity Re Ltd. Mr. Collier's business address is Intelecom Corporation Inc., P O Box 63,
1 Rue Du Bugnon, 1299 Crans, Vaud Switzerland. Mr. Collier is a citizen of Great Britain.


Intelecom Corporation Inc.
P O Box 63
1 Rue Du Bugnon
1299 Crans
Vaud Switzerland

                                  Appendix II

----------------------------------------------------------------------------------------------------------------------------

           NAME                             ADDRESS                    # OF SHARES            DATE             SALE PRICE
----------------------------------------------------------------------------------------------------------------------------
Altamira Investments Limited         P O Box 3152                       2,740,000          March 9, 2000        $2,740.00
                                     Road Town
                                     Tortola, BVI
----------------------------------------------------------------------------------------------------------------------------

Dahlia Charitable Trust              40 Portman Square                     50,000          March 9, 2000        $   50.00
                                     4th Floor
                                     London, England W1H 9FH
----------------------------------------------------------------------------------------------------------------------------

Grand Metropolitan Corporation       c/o MC Grumbridge                     78,000          March 9, 2000        $   78.00
                                     The Hogarth Group
                                     Airedale Avenue
                                     Chiswick, London W4 2NW
----------------------------------------------------------------------------------------------------------------------------

Fehme, Jacqueline                    80 Priory Road                         5,000          March 9, 2000        $    5.00
                                     London, England N8 7EY
----------------------------------------------------------------------------------------------------------------------------

Booth-Johnson, Ann                   45 Belsize Court                      20,000          March 9, 2000        $   20.00
                                     Lyndhurst Gardens
                                     London, England NW3 5QP
----------------------------------------------------------------------------------------------------------------------------

Tankha, Rejeev                       c/o MC Grumbridge                     10,000          March 9, 2000        $   10.00
                                     The Hogarth Group
                                     Airedale Avenue
                                     Chiswick, London W4 2NW
----------------------------------------------------------------------------------------------------------------------------

Warnford-Davies, John                c/o MC Grumbridge                     10,000          March 9, 2000        $   10.00
                                     The Hogarth Group
                                     Airedale Avenue
                                     Chiswick, London W4 2NW
----------------------------------------------------------------------------------------------------------------------------

Pritchard, Ray                       37 Route du Clementy                 300,000          March 9, 2000        $  300.00
                                     CH 1260
                                     Nyon Switzerland
----------------------------------------------------------------------------------------------------------------------------

Allied Commercial Exporters          Bowater House                      1,431,000          March 9, 2000        $1,431.00
Limited                              Knightsbridge
                                     London SW1
----------------------------------------------------------------------------------------------------------------------------

Gramos Investments Limited           P O Box 226 Victory House             40,000          March 9, 2000        $   40.00
                                     St. Peter Port
                                     Guernsey Channel Islands
----------------------------------------------------------------------------------------------------------------------------

Northern Management Ltd.             Kings Court                           50,000          March 9, 2000        $   50.00
                                     P O Box N3944
                                     Bay Street
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

           NAME                             ADDRESS                    # OF SHARES            DATE             SALE PRICE
----------------------------------------------------------------------------------------------------------------------------
                                     Nassau Bahamas
----------------------------------------------------------------------------------------------------------------------------

Panton Management Ltd.               Kings Court                           25,000          March 9, 2000        $   25.00
                                     P O Box N3944
                                     Bay Street
                                     Nassau Bahamas
----------------------------------------------------------------------------------------------------------------------------

Armitage, Steven                     c/o Murray Partners Ply               50,000          March 9, 2000        $   50.00
                                     Limited
                                     P O Box 1429
                                     North Sydney NSW 259
                                     Australia
----------------------------------------------------------------------------------------------------------------------------

Allied Commercial Exporters          Bowater House                        400,000          March 9, 2000        $  400.00
Limited                              Knightsbridge
                                     London, England SW1
----------------------------------------------------------------------------------------------------------------------------

Calling Warehouse Limited            c/o Peter Gbedemah                    20,000          March 9, 2000        $   20.00
                                     56 Gloucester Road
                                     London, England SW7 4UB
----------------------------------------------------------------------------------------------------------------------------

Kingsfame Investment Limited         c/o MC Grumbridge                     50,000          March 9, 2000        $   50.00
                                     The Hogarth Group
                                     Airedale Avenue
                                     Chiswick, London W4 2NW
----------------------------------------------------------------------------------------------------------------------------

Papi Investment Corporation          c/o Industrie Und                     50,000          March 9, 2000        $   50.00
                                     Finanzkontor Establishment
                                     Attenbach 8
                                     FL-9490 Baduz
----------------------------------------------------------------------------------------------------------------------------

Pendragon Securities, Inc.           c/o Chancery Bar Financial             1,667          March 9, 2000        $    1.67
                                     Services
                                     Chancery House
                                     Chelmsford Road
                                     London, England N14 4JN
----------------------------------------------------------------------------------------------------------------------------

Rhone Financial Indemnity Re         1 Rue du Bugnon                      244,899          March 9, 2000        $  244.90
Limited                              P O Box 63
                                     1260 Nyon
                                     Vaud Switzerland
----------------------------------------------------------------------------------------------------------------------------

Rosema Establishment                 Austrasse 27                          50,000          March 9, 2000        $   50.00
                                     Postfach 183
                                     FL-9490
                                     Vaduz
----------------------------------------------------------------------------------------------------------------------------

Sterling Industrial Finance Ltd.     c/o Fraser House                     755,101          March 9, 2000        $  755.10

----------------------------------------------------------------------------------------------------------------------------

           NAME                             ADDRESS                    # OF SHARES            DATE             SALE PRICE
----------------------------------------------------------------------------------------------------------------------------
                                     29 Albemarle Street
                                     London, England W1
----------------------------------------------------------------------------------------------------------------------------

Towland Limited                      c/o P O Box 611                      274,000          March 9, 2000        $  274.00
                                     19/21 Commercial Street
                                     St. Helier
                                     Jersey JE4
----------------------------------------------------------------------------------------------------------------------------

Allan, Michael                       1 The Woods                            5,000          March 9, 2000        $    5.00
                                     Ickenham
                                     Uxbridge, Middlesex
                                     UB10 8NN
----------------------------------------------------------------------------------------------------------------------------

Barnes, Peter                        149 Lightfoot Road                    10,000          March 9, 2000        $   10.00
                                     London, England N8 7JJ
----------------------------------------------------------------------------------------------------------------------------

Barnes, Terry                        20 Lodge Lane                          5,000          March 9, 2000        $    5.00
                                     Waltham Abbey
                                     Essex EN9 3AD
----------------------------------------------------------------------------------------------------------------------------

Barners, Peter                       149 Lightfoot Road                     5,000          March 9, 2000        $    5.00
                                     London, England N8 7JJ
----------------------------------------------------------------------------------------------------------------------------

Berry, Nicholas                      c/o MC Grumbridge                      7,500          March 9, 2000        $    7.50
                                     The Hogarth Group
                                     Airedale Avenue
                                     Chiswick, London W4 2NW
----------------------------------------------------------------------------------------------------------------------------

Bishop, Seth                         Laurel Cottage                        25,000          March 9, 2000        $   25.00
                                     Chalkcroft Lane
                                     Penton Mewsey
                                     Hampshire
                                     SP11 0RG
----------------------------------------------------------------------------------------------------------------------------

Breach, Barry                        29 Ravel Close                         5,000          March 9, 2000        $    5.00
                                     Old Farm Park
                                     Milton Keynes MK4 8EY
----------------------------------------------------------------------------------------------------------------------------

Cayzer, Nigel                        Thriepley House                       10,000          March 9, 2000        $   10.00
                                     Lundie Dundee
                                     DD2 5PA
----------------------------------------------------------------------------------------------------------------------------

Cole, A.                             24 Churchill Avenue                   10,000          March 9, 2000        $   10.00
                                     Ipswich
----------------------------------------------------------------------------------------------------------------------------

Davis, Dora                          108 Walpole Road                       1,000          March 9, 2000        $    1.00
                                     London, England N 17
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

           NAME                             ADDRESS                    # OF SHARES            DATE             SALE PRICE
----------------------------------------------------------------------------------------------------------------------------
Demetriou, Harry                     36 Haycroft Gardens                   10,000          March 9, 2000        $   10.00
                                     London, England NW10 3BN
----------------------------------------------------------------------------------------------------------------------------

Dover, Gill                          9 Summit Close                         5,000          March 9, 2000        $    5.00
                                     Kingsbury, London NW9 0UL
----------------------------------------------------------------------------------------------------------------------------

Evans, Timothy                       13 Old Square                          3,500          March 9, 2000        $    3.50
                                     Lincolns Inn
                                     London, England WC1
----------------------------------------------------------------------------------------------------------------------------

Farrelly, George                     84 Windsor Road                        1,500          March 9, 2000        $    1.50
                                     London, England N7
----------------------------------------------------------------------------------------------------------------------------

Flynn, Patrick                       67 Hamilton Road                      25,000          March 9, 2000        $   25.00
                                     Brentford
                                     Middlesex UK
----------------------------------------------------------------------------------------------------------------------------

Flynn, Polly                         10 Peel Road                          25,000          March 9, 2000        $   25.00
                                     Gosport
                                     Hampshire PO12 1JT
----------------------------------------------------------------------------------------------------------------------------

Flynn, Peter                         10 Peel Road                          10,000          March 9, 2000        $   10.00
                                     Gosport
                                     Hampshire PO12 1JT
----------------------------------------------------------------------------------------------------------------------------

Garvin, Michael Samuel Philip        37 Devonshire Place                   37,500          March 9, 2000        $   37.50
                                     London, England W1N 1PE
----------------------------------------------------------------------------------------------------------------------------

Garvin, Helga                        37 Devonshire Place                   12,500          March 9, 2000        $   12.50
                                     London, England W1N 1PE
----------------------------------------------------------------------------------------------------------------------------

Golfar, Joan                         c/o Chancery Bar Financial             3,333          March 9, 2000        $    3.33
                                     Services
                                     Chancery House
                                     Chelmsford Road
                                     London N14 4JN
----------------------------------------------------------------------------------------------------------------------------

Hadari, Moshe                        c/o Chancery Bar Financial             1,000          March 9, 2000        $    1.00
                                     Services
                                     Chancery House
                                     Chelmsford Road
                                     London N14 4JN
----------------------------------------------------------------------------------------------------------------------------

Hall, Michael & Suzanne              10 Boscastle Road                      2,500          March 9, 2000        $    2.50
                                     London NW5 1EG
----------------------------------------------------------------------------------------------------------------------------

Henningsson, Stig                    Neptunusgatan 26                       3,000          March 9, 2000        $    3.00

----------------------------------------------------------------------------------------------------------------------------

           NAME                             ADDRESS                    # OF SHARES            DATE             SALE PRICE
----------------------------------------------------------------------------------------------------------------------------
                                     Lund 222 57
                                     Sweden
----------------------------------------------------------------------------------------------------------------------------

Hickson, Ian                         Glebe House                         400,000           March 9, 2000        $  400.00
                                     28 High Street
                                     Great Linford
                                     Milton Keynes MK14 5AX
----------------------------------------------------------------------------------------------------------------------------

Hodkinson, Elaine                    c/o 84 Windsor Road                   1,000           March 9, 2000        $    1.00
                                     London N7
----------------------------------------------------------------------------------------------------------------------------

Howard, Anne                         97A South Hill Park                  10,000           March 9, 2000        $   10.00
                                     London, England NW3 2SP
----------------------------------------------------------------------------------------------------------------------------

Lambert, Kevin                       21 School Road                        2,000           March 9, 2000        $    2.00
                                     Thurston
                                     Bury St. Edmonds
                                     Suffolk 1P31 3SB
----------------------------------------------------------------------------------------------------------------------------

Maxwell, Isabel                      c/o MC Grumbridge                    15,000           March 9, 2000        $   15.00
                                     The Hogarth Group
                                     Airedale Avenue
                                     Chiswick W4 2NW
----------------------------------------------------------------------------------------------------------------------------

Maxwell, Tara                        Flat 3                              792,000           March 9, 2000        $  792.00
                                     18 Hyde Park Gate
                                     London SW7 5DH
----------------------------------------------------------------------------------------------------------------------------

Morgan, Neal                         30 Broad Oaks Way                    10,000           March 9, 2000        $   10.00
                                     Bromley
                                     Kent BR2 0UB
----------------------------------------------------------------------------------------------------------------------------

Moss, Brian                          Hazelwood                             1,000           March 9, 2000        $    1.00
                                     40 Mill Street
                                     Old Kidlington
                                     Oxon 0X5
----------------------------------------------------------------------------------------------------------------------------

Moylan, Andrew & Elaine              36 Well Walk                          2,000           March 9, 2000        $    2.00
                                     London NW3 1BX
----------------------------------------------------------------------------------------------------------------------------

O'Brien, Mark                        189B Fullers Road                    10,000           March 9, 2000        $   10.00
                                     Chatswood NSW 2067
                                     Australia
----------------------------------------------------------------------------------------------------------------------------

Oppenheimer, Kate                    50 Percey Road                       25,000           March 9, 2000        $   25.00
                                     Hampton

----------------------------------------------------------------------------------------------------------------------------

               NAME                               ADDRESS                 # OF SHARES            DATE           SALE PRICE
----------------------------------------------------------------------------------------------------------------------------
                                             Middx
                                             TW12 2JR
-----------------------------------------------------------------------------------------------------------------------------

Palmer, Paul                                 8 Abbots Way                     50,000        March 9, 2000         $  50.00
                                             Preston Farm
                                             Tynemouth
                                             Tyne & Wear NE29
-----------------------------------------------------------------------------------------------------------------------------

Perkins, Fred                                22 Ham Farm Road                 10,000        March 9, 2000         $  10.00
                                             Richmond
                                             Surrey TW10 5NA
-----------------------------------------------------------------------------------------------------------------------------

Petschek, Lauren                             4 Hocroft Avenue                  2,000        March 9, 2000         $   2.00
                                             London  NW2
-----------------------------------------------------------------------------------------------------------------------------

Putnam, Lisa                                 75 Lormond Grove                 25,000        March 9, 2000         $  25.00
                                             London SE5 7NH
-----------------------------------------------------------------------------------------------------------------------------

Pymont, Christopher                          c/o MC Grumbridge                 3,500        March 9, 2000         $   3.50
                                             The Hogarth Group
                                             Airedale Avenue
                                             Chiswick W4 2NW
-----------------------------------------------------------------------------------------------------------------------------

Rosen, Sylvia                                78 Twyford Avenue                10,000        March 9, 2000         $  10.00
                                             London N2
-----------------------------------------------------------------------------------------------------------------------------

Salkin, Anthony                              10 Hillside Court                 5,000        March 9, 2000         $   5.00
                                             Finchely Road
                                             London NW3
-----------------------------------------------------------------------------------------------------------------------------

Schott, David                                13 Jubilee Street                10,000        March 9, 2000         $  10.00
                                             Rugby
                                             England CV21 2JJ
-----------------------------------------------------------------------------------------------------------------------------
Shirazi, Eddie                               c/o MC Grumbridge               100,000        March 9, 2000         $ 100.00
                                             The Hogarth Group
                                             Airedale Avenue
                                             Chiswick W4 2NW
-----------------------------------------------------------------------------------------------------------------------------

Simpson, Greg                                52 Packhorse Road                50,000        March 9, 2000         $  50.00
                                             Gerrards Cross
                                             Bucks
                                             SL9 8EF
-----------------------------------------------------------------------------------------------------------------------------

Smith, Thomas                                Landvoght Waserstr.8             20,000        March 9, 2000         $  20.00

----------------------------------------------------------------------------------------------------------------------------

               NAME                               ADDRESS                 # OF SHARES            DATE           SALE PRICE
----------------------------------------------------------------------------------------------------------------------------
                                             Winterhur
                                             Switzerland
-----------------------------------------------------------------------------------------------------------------------------

Stray, Graham                                34 Crosslands                    20,000        March 9, 2000         $   20.00
                                             Caddington Luton
                                             Bedfordshire LU1 4ER
-----------------------------------------------------------------------------------------------------------------------------

Talberg, Freddy                              93 Leith Mansions                20,000        March 9, 2000         $   20.00
                                             Grantully Road
                                             London W9 1LJ
-----------------------------------------------------------------------------------------------------------------------------

Thompson, Phil                               Quiet Corner                     20,000        March 9, 2000         $   20.00
                                             Stanway Green
                                             Colchester
                                             CO3 5QZ
-----------------------------------------------------------------------------------------------------------------------------

Troy, Margaret                               27 Willoughby Road               10,000        March 9, 2000         $   10.00
                                             Kingston KT2 6LN
-----------------------------------------------------------------------------------------------------------------------------

Vittoz, Michael                              3 Avenue Egle                     5,000        March 9, 2000         $    5.00
                                             78600
                                             Maisons-Laffitte
                                             France
-----------------------------------------------------------------------------------------------------------------------------

Vittoz, Patrick                              10 York Road                      5,000        March 9, 2000         $    5.00
                                             Heaton Moor
                                             Stockport
                                             SK4 4PQ
-----------------------------------------------------------------------------------------------------------------------------

Vittoz, Yvonne                               3 Avenue Egle                     3,500        March 9, 2000         $    3.50
                                             78600
                                             Maisons-Laffitte France
-----------------------------------------------------------------------------------------------------------------------------

York, Tony                                   5 Wagon Road                     50,000        March 9, 2000         $   50.00
                                             Templestowe 3106
                                             Australia
-----------------------------------------------------------------------------------------------------------------------------

Vista Capital SA                             CP 739                           50,000        March 22, 2000        $   50.00
                                             CH-6902 Paradiso
                                             Lugano Switzerland
-----------------------------------------------------------------------------------------------------------------------------

Baddeley, Jean                               Finca Las Colinas                30,000        March 22, 2000        $   30.00
                                             Lista de Correos
                                             Coin 29100
                                             Malaga Spain
-----------------------------------------------------------------------------------------------------------------------------

Farid, Ahmed                                 c/o MC Grumbridge               190,000        March 22, 2000        $  190.00
                                             The Hogarth Group

----------------------------------------------------------------------------------------------------------------------------

               NAME                               ADDRESS                 # OF SHARES            DATE           SALE PRICE
----------------------------------------------------------------------------------------------------------------------------
                                             Airedale Avenue
                                             Chiswick W4 2NW
-----------------------------------------------------------------------------------------------------------------------------

Cooper, David                                22 Tudor Street                  100,000       March 22, 2000        $  100.00
                                             London, England EC4Y 0JJ
-----------------------------------------------------------------------------------------------------------------------------

Warnford-Davies, Mandy                       St. Mary's Farmhouse              10,000       March 22, 2000        $   10.00
                                             Beenham
                                             Berkshire England
                                             RG7 5NN
-----------------------------------------------------------------------------------------------------------------------------

Bottomley, John                              The Beeches                       20,000       March 22, 2000        $   20.00
                                             76 Church Road
                                             Fleet Hants GU13 8LB
-----------------------------------------------------------------------------------------------------------------------------

Foley, Henry                                 c/o MC Grumbridge                  5,000       March 22, 2000        $    5.00
                                             The Hogarth Group
                                             Airedale Avenue
                                             Chiswick W4 2NW
-----------------------------------------------------------------------------------------------------------------------------

Petschek, Robert                             1 Bank House                      60,000       March 22, 2000        $   60.00
                                             The Green
                                             Datchet
                                             Berkshire SL3 9JH
-----------------------------------------------------------------------------------------------------------------------------

Henry, Michael                               c/o Murray Partners Ply           50,000       March 9, 2000         $   50.00
                                             Limited
                                             P O Box 1429
                                             North Sydney NSW 259
                                             Australia
-----------------------------------------------------------------------------------------------------------------------------

Sarakhani, A.                                169-173 Regent Street            100,000       March 9, 2000         $  100.00
                                             London W1R 7FB
-----------------------------------------------------------------------------------------------------------------------------

St. John, Nick                               Flint Cottage                    120,000       March 9, 2000         $  120.00
                                             1 Delius Gardens
                                             Horsham
                                             West Sussex RH13 6RY
-----------------------------------------------------------------------------------------------------------------------------

Ward, Samantha                               c/o MC Grumbridge                  5,000       March 9, 2000         $    5.00
                                             The Hogarth Group
                                             Airedale Avenue
                                             Chiswick W4 2NW
-----------------------------------------------------------------------------------------------------------------------------

Maxwell, Elisabeth                           11 Lochmore House                  3,500       May 5, 2000           $    3.50
                                             Cundy Street

----------------------------------------------------------------------------------------------------------------------------

               NAME                               ADDRESS                 # OF SHARES            DATE           SALE PRICE
----------------------------------------------------------------------------------------------------------------------------
                                             London SW1W 9JX
----------------------------------------------------------------------------------------------------------------------------

Webzell, Neal                                Flat 2                           120,000       June 29, 2000         $  120.00
                                             56 Gordon Road
                                             London W5 2AR
----------------------------------------------------------------------------------------------------------------------------

Cybel Management                             c/o J. Dugast                     25,000       July 27, 2000         $   25.00
                                             Place St. Francois 2
                                             CH 1003
                                             Lausanne Switzerland
----------------------------------------------------------------------------------------------------------------------------

Sage, Peter                                  Flat 12                            1,000       July 27, 2000         $    1.00
                                             Barnard Lodge
                                             Carlton Gate
                                             London W9 3TD
----------------------------------------------------------------------------------------------------------------------------

Slatner, Thomas                              2 Wellfield Avenue                 5,000       July 27, 2000         $    5.00
                                             Muswell Hill
                                             London N10 2EA
----------------------------------------------------------------------------------------------------------------------------

Clutterbuck, William                         c/o MC Grumbridge                150,000      October 16, 2000       $  150.00
                                             The Hogarth Group
                                             Airedale Avenue
                                             Chiswick London W4 2NW
----------------------------------------------------------------------------------------------------------------------------

Burm, Theo                                   Kasteeldreef 98B                 115,000      October 17, 2000       $  115.00
                                             2970 Schilde Belgium
----------------------------------------------------------------------------------------------------------------------------

Louvre Trustees                              c/o The Louvre Trust Co. Ltd.    417,188       March 5, 2001         $  417.18
                                             Suite 7, Provident House
                                             Havilland Street
                                             St Peter Port Guernsey
                                             Channel Islands GY1 2QE
----------------------------------------------------------------------------------------------------------------------------

Gilgenkrantz, Thierry                        Warwick House                     50,000      March 5, 2001          $   50.00
                                             223 D Hagley Road
                                             Oldwinsford West
                                             Midlands DY8 2JP
----------------------------------------------------------------------------------------------------------------------------

Paget, Phillipa                              2 The Coach Drive                 15,000       March 5, 2001         $   15.00
                                             Vigo Village
                                             Meopham Kent DA13 0SZ
----------------------------------------------------------------------------------------------------------------------------

Partown Securities Limited                   Euro-American Bldg.            1,779,500       March 8, 2001         $1,779.50
                                             R G Hodge Plaza

----------------------------------------------------------------------------------------------------------------------------

               NAME                              ADDRESS                   # OF SHARES        DATE               SALE PRICE
----------------------------------------------------------------------------------------------------------------------------
                                            Road Town
                                            Tortola British Virgin Islands
----------------------------------------------------------------------------------------------------------------------------

Louvre Trustees Limited as                  c/o The Louvre Trust Co. Ltd.   2,779,500    March 9, 2001           $2,779.50
Trustees of Shetland Sub-Trust              Suite 7, Provident House
                                            Havilland Street
                                            St Peter Port Guernsey
                                            Channel Islands GY1 2QE

----------------------------------------------------------------------------------------------------------------------------

Casmara Investment A.V.V. of                L G Smith Blvd 160                350,000    March 9, 2001           $  350.00
Sun Plaza                                   Oranjestad Aruba
----------------------------------------------------------------------------------------------------------------------------

Mannouris, Tobi                             105 Bronte House                   25,000    March 9, 2001           $   25.00
                                            Poynders Garden
                                            London SW4 8PE
----------------------------------------------------------------------------------------------------------------------------